SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
FOR THE TRANSITION PERIOD FROM ______ TO ______
COMMISSION FILE NUMBER 0-12345
A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
STILLWATER MINING COMPANY
401(K) PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
STILLWATER MINING COMPANY
PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

SIGNATURES
EXHIBIT INDEX
Consent of KPMG LLP

REQUIRED INFORMATION
1.	Financial statements filed as a part of this annual report: Stillwater Mining Company 401(k) Plan — Financial Statements and Schedules, December 31, 2004 and 2003 (With Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2004 and 2003, the related Statement of Changes in Net Assets Available For Benefits for the years then ended, and the related Notes to Financial Statements for the years then ended, together with the Supplemental Schedules of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2004 and Schedule H, line 4j — Schedule of Reportable Transactions December 31, 2004.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STILLWATER MINING COMPANY 401(K) PLAN

December 20, 2005	/s/ John R. Stark

Date	John R. Stark Vice President, Human Resources, Corporate Counsel and Secretary

STILLWATER MINING COMPANY
401(K) PLAN
Financial Statements and Schedule
December 31, 2004 and 2003
(With Report of Independent Registered Public Accounting Firm)

KPMG LLP
P.O. Box 7108
Billings, MT 59103
1000 First Interstate Center
401 N. 31st Street
Billings, MT 59101

Report of Independent Registered Public Accounting Firm

To the Administrator of the
     Stillwater Mining Company 401 (k) Plan:
We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company 401 (k) Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2004 and Schedule H, line 4j — schedule of reportable transactions for the year end December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Billings, Montana
December 9, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
Member firm of KPMG International, a Swiss cooperative

STILLWATER MINING COMPANY
401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Assets:
Investments (note 3):
Interest-bearing cash	$2,398	—
Common stock fund	3,558,616	3,456,191
Mutual funds	17,329,351	13,905,115
Money market account	—	804,876
Common/collective trust fund	—	1,073,943
Guaranteed interest accounts	1,840,775	—
Participant loans	914,098	611,046

Total investments	23,645,238	19,851,171

Receivables:
Employer contributions	94,043	85,573
Participant contributions and loan repayments	85,448	74,348
Other	1,257	—

Total receivables	180,748	159,921

Total assets	23,825,986	20,011,092

Liability -
Excess contributions payable	3,472	—

Net assets available for benefits	$23,822,514	20,011,092

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Investment income:
Net appreciation in fair value of investments (note 3)	$2,625,672	4,744,489
Interest and dividends	81,185	187,601
Interest income on participant loans	47,879	52,077

Total investment income	2,754,736	4,984,167

Contributions:
Employer contributions:
Employer securities	1,161,628	1,050,414
Participant contributions	1,842,226	1,582,888
Participant rollovers	508,999	52,696

Total contributions	3,512,853	2,685,998

Deductions from net assets attributed to:
Distributions and withdrawals	3,380,591	1,370,781
Administrative expenses and other	58,838	46,424

Total deductions	3,439,429	1,417,205

Net increase before net transfers from other company plan	2,828,160	6,252,960
Net transfers from other company plan (note 1)	983,262	96,697

Net increase	3,811,422	6,349,657

Net assets available for benefits:
Beginning of year	20,011,092	13,661,435

End of year	$23,822,514	20,011,092

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(1)	Description of Plan

On June 1, 1993, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company 401(k) Plan (the “Plan”). The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all non-union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

(b)	Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. Effective October 1, 2004, the assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Investors Bank and Trust Company (the “Trustee”). Prior to October 1, 2004, the assets of the Plan were maintained under a trust agreement with Smith Barney Corporate Trust Company.

(c)	Plan Amendment

Effective January 1, 2004, the Plan was amended and restated. The Plan increased the maximum participant pre-tax “elective deferral contributions” to 60% of eligible compensation from 20%. The amendment and restatement also reflects certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Effective October 1, 2004, the Plan was amended and restated and a new trustee and recordkeeper were appointed.

(d)	Contributions

During 2004, each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 60% of eligible compensation as defined by the Plan Document. During 2003, each participant had the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 20% of eligible compensation as defined by the Plan document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The matching Company contribution may be made in Company common stock. During 2004 and 2003, all matching Company contributions were made in the form of Company common stock. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the years ended December 31, 2004 or 2003, respectively
(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
During 2004, participants aged 50 and over made catch-up contributions totaling $25,456.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company and are charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100% cliff vested after three years of service.

(g)	Participant Loans

Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2004 and 2003, respectively, ranged from 6% to 10%. Participant loans mature between January 2005 and November 2014.

(h)	Payment of Benefits

Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

(i)	Forfeitures

Forfeitures of terminated participants’ nonvested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $52,092 and $22,136, respectively. During 2004 and 2003, $81,062 and $54,478, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested. Net earnings related to forfeited funds in 2004 and 2003 totaled $556 and $3,817, respectively.

The amount of forfeitures used to pay administrative expenses in 2004 and 2003 totaled $51,662 and $40,057, respectively.

2	(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(j)	Plan to Plan Transfers

Net transfers from other company plan includes $983,262 and $96,697 of net transfers from the Stillwater Mining Company Bargaining Unit 401(k) Plan for the years ended December 31, 2004 and 2003, respectively. The Stillwater Mining Company Bargaining Unit 401(k) Plan covers union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this plan occur when the union membership status of an employee changes.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual method of accounting.

(h)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(d)	Investment Valuation and Income Recognition

Plan investments in mutual funds and common stock are valued at fair value based on the market value or share price at the end of the year. Plan investments in common collective trust funds and the money market account were valued based on the values of the underlying investments at the end of the Plan year. The Plan’s guaranteed interest account is fully benefit-responsive and is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at a specified rate determined semi-annually (note 4). Participant loans are valued at principal amount. Purchases and sales of investments are recorded on the trade date.

Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

3	(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(e)	Expenses of the Plan

The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, are paid by the Company.

(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2004
	Number of
	shares,
	units or
	loans	Fair value

Stillwater Mining Company Stock Fund	487,498	$3,558,616
Mutual Funds:
American Funds Growth Fund of America	123,566	3,348,639
Baron Growth Fund	71,038	3,187,468
Davis Large Cap Value Fund	282,040	2,941,685
American Funds EuroPacific Growth Fund	46,564	1,641,847
PIMCO Total Return Fund	144,375	1,540,901
T. Rowe Price Mid Cap Growth Equity II Fund	110,357	1,461,126

		14,121,666

Guaranteed interest account	182,430	1,840,775
Other investments less than 5% of the Plan’s net assets:
Participant loans	96	914,098
Other		3,210,083

		$23,645,238

4	(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003

	2003
	Number of
	shares,
	units or
	loans	Fair value
Stillwater Mining Company Stock — Common Stock	361,148	$3,456,191
Mutual Funds and Money Market Account:
Dreyfus Premier Core Value Fund	72,223	1,981,805
Janus Twenty Fund	40,666	1,470,875
Royce Premier	98,934	1,276,254
Dreyfus Appreciation Fund	33,071	1,228,240
Scudder International Fund	30,668	1,177,666
Janus Fund	47,528	1,115,473

		8,250,313

Common/Collective Trust Fund:
MCM Stable Value Portfolio	79,570	1,073,943
Other investments less than 5% of the Plan’s net assets:
Participant loans	89	611,046
Other		6,459,678

		$19,851,171

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Common stock	$886,818	1,972,369
Mutual funds	1,708,965	2,739,390
Common/collective trust fund	29,889	32,730

	$2,625,672	4,744,489

(4)	Investment Contract with Insurance Company

In 2004, the Plan entered into an investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The average yield and crediting interest rate was 4% for the period ending December 31, 2004. The crediting interest rate is based on a formula agreed upon by the issuer, but may not be less than 3%. Such interest rates are reviewed on a semi-annual basis for resetting.

5	(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In addition, in the event of Plan termination, participants will be 100% vested in their accounts.

(6)	Related Party Transactions

Mass Mutual Retirement Services, the recordkeeper of the Plan subsequent to October 1, 2004, is a division of Mass Mutual. Certain Plan investments are units of a guaranteed interest account where participant contributions are invested in an investment contract maintained by Mass Mutual. These transactions qualify as allowable party-in-interest transactions.

Smith Barney Corporate Trust Company, the trustee as defined by the Plan prior to October 1, 2004, and CitiStreet Associates, LLC, the recordkeeper of the Plan prior to October 1, 2004, are subsidiaries of Citigroup Inc. Administrative fees paid by the Plan to CitiStreet Associates, LLC amounted to $57,812 and $46,424 for the years ended December 31, 2004 and 2003, respectively. Also, certain Plan investments prior to October 1, 2004 were shares of mutual funds managed by subsidiaries of Citigroup Inc. These transactions qualify as allowable party-in-interest transactions.

The Company made matching contributions in Company common stock of $1,161,628 (87,969 shares) and $1,050,414 (222,870 shares) during the years ended December 31, 2004 and 2003, respectively. At December 31, 2004, the Plan held $3,417,602 (303,517 shares) of common stock and $141,014 of interest-bearing cash in a unitized Company stock fund. At December 31, 2003, the Plan held $3,456,191 (361,148 shares) of Company common stock. At December 31, 2004 and 2003, the Plan had employer contributions receivable of $94,043 and $85,573, respectively.

(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 1, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) applicable for the plan amendment executed on January 20, 2004. The Plan has been amended since the period covered by the determination letter. However, due to the minimal changes in the design of the Plan through a subsequent amendment, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6	(Continued)

STILLWATER MINING COMPANY
401(K) PLAN
Notes to Financial Statements
December 31, 2004 and 2003
(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per Schedule H of the Form 5500:

Net assets available for benefits per the financial statements	$23,822,514
Total noninterest-bearing cash related to unsettled trades	125,935
Other liabilities related to unsettled trades	(125,935)

Net assets available for benefits per Schedule H, Form 5500	$23,822,514

Interest-bearing cash in Schedule H of the Form 5500 of $143,412 includes $141,014 of cash included in the unitized Company stock fund.

7

Schedule 1
STILLWATER MINING COMPANY
401(K) PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,	(d) Number	(e) Current
(a)	or similar party	par or maturity value	of units	value
*	Loans	Interest rates ranging from 6.0% to 10.0%	96	$914,098

				914,098

	American Funds Growth Fund of America	Mutual Fund	118,097	3,200,437
	Baron Growth Fund	Mutual Fund	70,303	3,154,479
	Davis Large Cap Value Fund	Mutual Fund	269,249	2,808,272
	American Funds EuroPacific Growth Fund	Mutual Fund	45,150	1,591,987
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	108,084	1,431,036
	PIMCO Total Return Fund	Mutual Fund	114,865	1,226,021
	Oppenheimer Developing Markets Fund	Mutual Fund	42,235	1,135,279
	Oppenheimer Main Street Fund	Mutual Fund	23,329	827,257
	Northern Trust Indexed Equity Fund	Mutual Fund	53,545	597,558
	Stillwater Conservative Blend:
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	227	3,013
	T. Rowe Price Small Company Value Fund	Mutual Fund	213	3,047
	Baron Growth Fund	Mutual Fund	134	6,006
	Harris Focused Value Fund	Mutual Fund	344	6,191
	American Funds EuroPacific Growth Fund	Mutual Fund	214	7,558
	Oppenheimer Developing Markets Fund	Mutual Fund	282	7,577
	Oppenheimer Main Street Fund	Mutual Fund	255	9,025
	Northern Trust Indexed Equity Fund	Mutual Fund	815	9,094
	Davis Large Cap Value Fund	Mutual Fund	1,737	18,115
	American Funds Growth Fund of America	Mutual Fund	778	21,084
	PIMCO Total Return Fund	Mutual Fund	14,141	150,885
*	Guaranteed Interest Account	Insurance Contract	18,695	188,784

				430,379

	Stillwater Moderate Blend:
	Baron Growth Fund	Mutual Fund	269	12,066
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	915	12,111
	T. Rowe Price Small Company Value Fund	Mutual Fund	860	12,308
	Harris Focused Value Fund	Mutual Fund	702	12,627
	American Funds EuroPacific Growth Fund	Mutual Fund	518	18,265
	Oppenheimer Developing Markets Fund	Mutual Fund	680	18,282
*	Guaranteed Interest Account	Insurance Contract	1,998	20,170
	Northern Trust Indexed Equity Fund	Mutual Fund	2,192	24,462
	Oppenheimer Main Street Fund	Mutual Fund	795	28,198
	Davis Large Cap Value Fund	Mutual Fund	4,660	48,605
	American Funds Growth Fund of America	Mutual Fund	2,084	56,496
	PIMCO Total Return Fund	Mutual Fund	13,264	141,525

				405,115

	Stillwater Aggressive Blend:
	Baron Growth Fund	Mutual Fund	266	11,925
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	904	11,964
	T. Rowe Price Small Company Value Fund	Mutual Fund	846	12,108
	Harris Focused Value Fund	Mutual Fund	856	15,402
	American Funds EuroPacific Growth Fund	Mutual Fund	553	19,515
	Oppenheimer Developing Markets Fund	Mutual Fund	728	19,559
	Oppenheimer High Yield Fund	Mutual Fund	2,292	22,421
	PIMCO Total Return Fund	Mutual Fund	2,106	22,470
	Oppenheimer Main Street Fund	Mutual Fund	758	26,877
	Northern Trust Indexed Equity Fund	Mutual Fund	2,428	27,101
	Davis Large Cap Value Fund	Mutual Fund	5,174	53,963
	American Funds Growth Fund of America	Mutual Fund	2,096	56,814

				300,119

	Oppenheimer High Yield Fund	Mutual Fund	20,905	204,544
	T. Rowe Price Small Company Value Fund	Mutual Fund	9,090	130,083
	Stillwater Ultra-Aggressive Fund:
	Baron Growth Fund	Mutual Fund	67	2,992
	T. Rowe Price Mid Cap Growth Equity II Fund	Mutual Fund	227	3,002
	T. Rowe Price Small Company Value Fund	Mutual Fund	213	3,041
	Harris Focused Value Fund	Mutual Fund	173	3,101
	American Funds EuroPacific Growth Fund	Mutual Fund	128	4,522
	Oppenheimer Developing Markets Fund	Mutual Fund	168	4,531
	Northern Trust Indexed Equity Fund	Mutual Fund	542	6,050
	Oppenheimer Main Street Fund	Mutual Fund	186	6,594
	Davis Large Cap Value Fund	Mutual Fund	1,220	12,730
	American Funds Growth Fund of America	Mutual Fund	509	13,808

				60,371

	Harris Focused Value Fund	Mutual Fund	1,967	35,368

				17,538,305

	Interest-bearing cash			2,398
*	Guaranteed Interest Account	Insurance Contract	161,737	1,631,821
*	Stillwater Mining Company	Common Stock Fund	487,498	3,558,616

				5,192,835

				$23,645,238

* Party-in-interest to the Plan
See accompanying report of independent registered public accounting firm.

STILLWATER MINING COMPANY
401(K) PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
December 31, 2004

							(h) Current value
(a) Identity of	(b) Description of asset (include interest	(c) Purchase	(d) Selling	(e) Lease	(f) Expense incurred	(g) Cost of	of asset on	(i) Net gain
party involved	rate and maturity in case of a loan)	price	price	Rental	with transaction	asset	transaction date	or loss

Mass Mutual	Guaranteed Interest	$1,843,326	—	—	—	—	—	—
Mass Mutual	Davis Large Cap Value Fund	2,823,556	8,616	—	—	8,616	8,616	—
Mass Mutual	American Funds EuroPacific Growth Fund	1,387,031	2,589	—	—	2,589	2,589	—
Mass Mutual	T. Rowe Price Mid Cap Growth Equity II Fund	1,256,292	21,858	—	—	21,858	21,858	—
Mass Mutual	Baron Growth Fund	2,539,627	15,431	—	—	15,461	15,461	—
Mass Mutual	PIMCO Total Return Fund	1,424,214	2	—	—	2	2	—
Mass Mutual	American Funds Growth Fund of America	2,986,626	34,261	—	—	34,261	34,261	—
Mass Mutual	Common Stock Fund	4,386,851	—	—	—	—	—	—

STILLWATER MINING COMPANY
401(K) PLAN
EXHIBIT INDEX

Exhibit	Document

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.